October 2, 2018

Andy Heyward
Chief Executive Officer
Genius Brands International, Inc.
131 S. Rodeo Drive, Suite 250
Beverly Hills, CA 90212

       Re: Genius Brands International, Inc.
           Registration Statement on Form S-3
           Filed September 14, 2018
           File No. 333-227349

Dear Mr. Heyward:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Given the size of the offering relative to the number of shares held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) of the Securities Act rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. For guidance, please refer to Question 612.09 of the Securities Act Rules
       Compliance and Disclosure Interpretations. In addition, to the extent that the transaction
 Andy Heyward
Genius Brands International, Inc.
October 2, 2018
Page 2
         is a primary offering, please tell us why you believe you are eligible to register this transaction as a primary offering on Form S-3 under either General Instruction I.B.1 or
         I.B.6 to Form S-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Sonia Bednarowski at 202-551-3666 or Anne Nguyen Parker, Assistant
Director, at 202-551-3611 with any questions.



FirstName LastNameAndy Heyward                                Sincerely,
Comapany NameGenius Brands International, Inc.
                                                              Division of
Corporation Finance
October 2, 2018 Page 2                                        Office of
Transportation and Leisure
FirstName LastName